SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  November 8, 2006

By: /s/Andrew M. Archibald_____________

      Andrew M. Archibald, C.A., Chief Financial Officer

Intertape Polymer Group Inc. Amends Credit Facilities

MONTREAL, QUEBEC and BRADENTON, FLORIDA--November 8, 2006 -- Intertape Polymer Group Inc. (NYSE, TSX: ITP) (“IPG" or the "Company") today announced that it has today executed definitive documentation to amend its credit facilities, in a manner which will accommodate the recent changes in its business results and provide it with the flexibility needed to manage its business.

The amendments to the credit facilities permit the add back of certain one-time charges in connection with the Company's continuing cost cutting efforts, accommodate its recently announced impairment charge and relax the interest coverage covenant, leverage ratio covenant and fixed charges covenant.

The Company's credit facilities as amended will permit IPG to exclude from the calculation of its consolidated earnings before income taxes, depreciation and amortization ("EBITDA") up to $4.35 million in restructuring charges related to severance and retail restructuring costs, goodwill impairment charges of up to $120.0 million and costs associated with the amendment of the credit facilities, all of which are expected to be taken in the fiscal quarters ending December 31, 2006 or March 31, 2007.

H. Dale McSween, Interim Chief Executive Officer stated "IPG appreciates the support of its Lenders in approving these amendments. The Company continues to implement its restructuring plan and the amendments are an important step in that process."

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,450 employees with operations in 18 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company's future outlook and anticipated events, the Company's business, its operations, its financial condition or its results. Particularly, statements about the Company's objectives and strategies to achieve those objectives, are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward looking statements include unknown risks and uncertainties, including the results of the review of strategic alternatives by the Company and whether any transaction will be completed as a result thereof, disruption of normal management and business operations as a result of these activities, reliance on key personnel who may separate from the Company due to general attrition or due to uncertainties created by these activities, whether a new chief executive officer will be identified and appointed, and such other matters as contained in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertakes to update or alter this information at any particular time.

For Information Contact:

H. Dale McSween

Interim Chief Executive Officer

Intertape Polymer Group Inc.

866-202-4713

Email:  itp@info@itape.com

Web:  www.intertapepolymer.com